Exhibit 4.6

AMENDMENT NO. 1 TO

WELLS REAL ESTATE INVESTMENT TRUST II, INC. ESCROW

AGREEMENT FOR PENNSYLVANIA SUBSCRIBERS

THIS AMENDMENT NO. 1 TO WELLS REAL ESTATE INVESTMENT TRUST II, INC. ESCROW AGREEMENT FOR PENNSYLVANIA SUBSCRIBERS (this “Amendment”) is made and entered into as of February 4, 2004 between WELLS REAL ESTATE INVESTMENT TRUST II, INC., a Maryland corporation (the “Company”), and SOUTHTRUST BANK, a state banking institution organized and existing under the laws of the State of Alabama (“Escrow Agent”).

RECITALS:

WHEREAS, the Company and Escrow Agent entered into that certain Wells Real Estate Investment Trust II, Inc. Escrow Agreement for Pennsylvania Subscribers dated October 29, 2003 (the “Escrow Agreement”), pursuant to which Escrow Agent was appointed escrow agent for purposes of holding the proceeds from an offering of up to 785,000,000 shares of Common Stock, par value $.01 per share (the “Shares) in the Commonwealth of Pennsylvania., subject to certain terms and conditions, as further set forth in the Escrow Agreement; and

WHEREAS, the Company and Escrow Agent desire to amend the Escrow Agreement as set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Section 3. The first paragraph of Section 3 of the Escrow Agreement is hereby deleted in its entirety and replaced with the following:

3. In the event that at the close of business on the date exactly 120 days from the date of receipt of the first instruments of payment from an investor in the Commonwealth of Pennsylvania (the “Initial Expiration Date”), which date will be communicated to the Escrow Agent in writing as soon as possible after determination, the Company will, within 10 days of the end of the Initial Expiration Date, notify the investors whose funds are held in the Pennsylvania Escrow Account of their right to receive a refund, with interest. If a Pennsylvania investor requests a refund within 10 days of receiving the notice, the Company shall so notify the Escrow Agent, and Escrow Agent shall promptly return by check the funds deposited in the Pennsylvania Escrow Account with the appropriate interest, or shall return the instruments of payment delivered to Escrow Agent if such instruments have not been processed for collection prior to such time, directly to each subscriber at the address given to the Company, but in any event within 15 calendar days from the date the Company received the refund request, as notified by the Company to Escrow Agent. Amounts held in the Pennsylvania Escrow Account from Pennsylvania investors not requesting a refund will continue to be held for subsequent 120-day periods (the “Subsequent Escrow Periods”) until the

Pennsylvania Minimum is received; provided that at the end of each Subsequent Escrow Period (each, a “Subsequent Expiration Date”), the Company will again notify investors of their right to receive refunds with interest subject to the same time periods enumerated above. With respect to any Pennsylvania investor requesting a refund after any Subsequent Escrow Period, Escrow Agent agrees to use its best efforts to obtain an executed IRS Form W-9 from such subscriber. Promptly following each Subsequent Expiration Date, and in any event no later than the next business day after each Subsequent Expiration Date or as soon as possible thereafter, Escrow Agent shall promptly return by check the funds deposited in the Pennsylvania Escrow Account, or shall return the instruments of payment delivered to Escrow Agent if such instruments have not been processed for collection prior to such time, directly to each subscriber so requesting a refund at the address given to the Company. Included in the remittance shall be a proportionate share of the income earned in the account and allocable to each such subscriber’s investment in accordance with the terms and conditions specified in paragraph 7 hereof, except that in the case of subscribers who have not provided to Escrow Agent an executed Form W-9, Escrow Agent shall withhold a portion of the earnings attributable to those subscribers at the applicable rate in accordance with Section 3406 of the Internal Revenue Code of 1986, as amended. Notwithstanding the foregoing, Escrow Agent shall not be required to remit any payments until funds represented by such payments have been collected by Escrow Agent.

Section 2. Section 7. Section 7 of the Escrow Agreement is hereby deleted in its entirety and replaced with the following:

7. In the event the offering of Shares terminates prior to the Company’s receipt of the Pennsylvania Minimum, income earned on subscription proceeds deposited in the Pennsylvania Escrow Account (“Escrow Income”) shall be remitted to subscribers in compliance with paragraph 3. Each subscriber’s pro rata portion of Escrow Income shall be determined by the Company as follows: The total amount of Escrow Income shall be multiplied by a fraction, the numerator of which is determined by multiplying the number of Shares purchased by said subscriber times the number of days, if any, said subscriber’s proceeds are invested prior to termination of the offering, and the denominator of which is the total of the numerators for all such subscribers. The Company shall reimburse Escrow Agent for escrow expenses attributable to subscribers who are Pennsylvania investors. Escrow Agent shall promptly remit all such Escrow Income in accordance with paragraph 3. Income earned that is not required to be remitted to subscribers shall first be used to offset any fees or expenses of Escrow Agent and then be remitted to the Company.

Section 3. No Other Amendments. Except as amended as set forth in Section 1 or Section 2 above, the Escrow Agreement remains in full force and effect, unamended.

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed as of the date first above written by their respective authorized officers.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
A Maryland Corporation

Attest:	/s/ Douglas P. Williams	By:	/s/ Leo F. Wells, III
Leo F. Wells, III President

WELLS INVESTMENT SECURITIES, INC.
A Georgia Corporation

Attest:	/s/ Douglas P. Williams	By:	/s/ Philip M. Taylor
Philip M. Taylor President

SOUTHTRUST BANK Escrow Agent

Attest:	/s/ Thomas E. Clower	By:	/s/ Virginia Petty
Name:	Thomas E. Clower	Virginia Petty
Title:	Vice President and Trust Officer	Vice President and Trust Officer